United States securities and exchange commission logo





                              March 18, 2024

       Karl Brenza
       Chief Executive Officer
       ScanTech AI Systems Inc.
       Americas Tower
       1177 Avenue of the Americas, Suite 5100
       New York, NY 10036

                                                        Re: ScanTech AI Systems
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-4
                                                            Submitted February
20, 2024
                                                            CIK No. 0001994624

       Dear Karl Brenza:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 15, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-4

       Cover Page

   1. We note your revised disclosure in response to prior comment 1 and reissue in part. Please revise your disclosure
to quantify the value of the Earnout Shares as of a recently practicable date.
   2. We note your revised disclosure in response to prior comment 4 and reissue in part.
                                                        Where you discuss
insider conflicts please also discuss any material conflicts of interest of the underwriter,
including any deferred compensation. As a related matter, we note your response that you
"deleted references to deferred commissions." However, you continue to
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         reference deferred underwriting commissions throughout your filing, including on pages
         136 and F-9. Please tell us whether there are any deferred underwriting commissions.
         Finally, please tell us whether Maxim received any additional consideration for its waiver of redemption rights with respect to Mars shares.
3. You disclose that "[t]he aggregate consideration to be paid to ScanTech holders will be a number of shares of Pubco Common Stock with an aggregate value equal to
         $110.0 million minus the Closing Net Debt as set forth in the Business Combination
         Agreement." Please provide an estimate of the per share number of PubCo shares that will be received by ScanTech holders as of a reasonably practicable date.
4. We note your revised disclosure that "[i]n connection with the Initial Extension Meeting, holders of 4,818,568 Public Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of approximately $51,616,245.86." Please revise to disclose the percentage of shares outstanding that were redeemed at the Initial Extension Meeting. As a related matter, please revise your background discussion beginning on page 119 to include a discussion of the Initial Extension Meeting, including any negotiations related to Mars, the Sponsor, Pubco and the Extension Non-Redeeming Shareholders entering into non-redemption agreements.
Summary of the Proxy Statement/Prospectus/Consent Solicitation
Organizational Chart of Pubco's Intended Structure and Corresponding Ownership Percentages, page 31

5. Please reconcile the percentage interest held by Public Shareholders in your organizational chart with the percentages disclosed in your tables at the beginning of your filing.
Conditions to Closing of the Business Combination, page 32

6. You disclose that "Mars extended the time to complete a business combination from
         February 16, 2024 until November 16, 2024, and removed the net tangible asset requirement so that Mars need not have net tangible assets of at least $5,000,001 to consummate a business combination." Please revise your disclosure here and in a related risk factor to address the fact that the removal of the net tangible assets provision may further reduce the cash available to the post-combination company. Please also include risk factor disclosure regarding the impact of the removal of this provision on shareholders, including the potential impact on Nasdaq listing of Mars and the combined company.
Prepaid Forward Purchase Agreement, page 34

7. We note your response to comment 9, including that any purchases of Ordinary Shares made pursuant to the terms of the Forward Purchase Agreement will not be subject to
         Rule 14e-5 of the Exchange Act pursuant to the exception provided by Rule 14e-5(b)(7)
         of the Exchange Act. Please provide additional detail describing how your FPA satisfies
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         each of the requirements of the exception in Rule 14e-5(b)(7), including a discussion of
         whether the contractual agreement is binding and unconditional on both parties. As a related matter, we note your statement on page 35 indicating your reliance on Tender
         Offer Compliance and Disclosure Interpretation 166.01 (March 22,
2022). Please provide
         an analysis regarding how this CDI applies to your circumstances.
8. We note your disclosure that River North will acquire up to 1,500,000 shares of the redeemed Public Shares. However, you also disclose that, pursuant to the FPA, the shares to be purchased by River North will not be redeemed in connection with the Extraordinary
         General Meeting and will convert into shares of Pubco upon consummation of the
         Business Combination. Therefore, please clarify your reference to River North acquiring
         "redeemed Public Shares."
9. You disclose that, pursuant to the FPA, "[n]o later than the date any assets from
         Mars' Trust Account are disbursed in connection with the Business Combination, Mars,
         ScanTech and Pubco will cause RiverNorth to be paid directly, out of the funds so disbursed, a cash amount equal to the number of Purchased Shares multiplied by the
         Redemption Price." You also disclose that the company will receive Commitment Shares.
         Please clarify why the company is paying the cash amount to River North, and quantify the amount as of a reasonably practicable date. In your background of the business combination discussion, please disclose how the parties arrived at the final terms of the
         FPA, including this cash payment.
Risk Factors
The Insiders have agreed to vote in favor of the Business Combination, regardless of how Public
Shareholders vote., page 52

10. We note your revised disclosure that "[p]ursuant to the Voting and Support Agreement . .
         . Insiders have agreed to vote in favor of the Business Combination, collectively owning .
         . . approximately 47.3% of the currently outstanding Ordinary Shares," and "the Business
         Combination can be approved with the vote of any Public Shareholders." We also note your disclosure on page 101 that "Insiders and Maxim represent approximately 53.5% of the issued and outstanding Ordinary Shares," and "[a]s a result, as of the Record Date, in addition to the Ordinary Shares held by the Insiders and Maxim, no holders of Public
         Shares would be required to be present at the Extraordinary General Meeting to achieve a quorum." Please revise your risk factor clarify whether the Business Combination can be approved without the vote of any Public Shareholders. Revise your table on page 102 to clearly explain what is meant by "additional ordinary shares" needed to approve each proposal and clearly identify which column refers to insiders and which column refers to public shareholders.
The value of the Founder Shares following completion . . ., page 55

11. We note your revised disclosure in response to comment 14. Please revise your disclosure to provide the per share value of each of the holder's investment at maximum and interim
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ScanTech AI Systems Inc.
March 18, 2024
Page 4
         redemption scenarios. Make conforming changes throughout your filing. The ability of Mars Shareholders to exercise redemption rights . . ., page 59

12. We note your revised disclosure in response to prior comment 16. Please clarify, within your risk factor on page 59 and on the cover page, whether there is a level of redemptions that would prevent completion of the transaction. Please also revise your disclosure throughout your filing, as appropriate, to clarify the number of shares in your maximum redemption scenario, and whether this share amount is less than the number of public shares outstanding. Finally, please tailor your risk factor to your specific facts and circumstances, including affirmatively disclosing whether your initial business combination agreement requires you to use a portion of the cash in the Trust Account to pay the purchase price, or requires you to have a minimum amount of cash at closing.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Mars
Liquidity, Capital Resources, Going Concern, page 118

13. Please quantify the amount of funds held outside the Trust Account as of the financial periods presented in the filing.
Background of the Business Combination, page 119

14. We note your revised disclosure in response to prior comment 18. Please provide further information regarding the decision to enter into and negotiation of the Voting and Support
         Agreement within the timeline of the Background of the Business Combination Section.
15. We note your revised disclosure in response to comment 19, including your numbered list of potential target companies. However, your discussion includes references to target companies identified by a letter, such as Target A, Target B, and so on. To provide clarity and context for investors, please revise your list of companies to identify which in the numbered list referred to the lettered targets in your discussion on page 122.
16. Where you disclose certain meetings or discussions, please revise your disclosure to provide more detail about the items discussed at those meetings. For example, revise your disclosure that "[o]n March 31, 2023, a call [was] held between Mr. Brenza and Mr.
       Falconer to discuss the preliminary information" to identify the "preliminary information."
       Make additional revisions throughout your background discussion, including where you reference "detailed list," "diligence questions," "additional materials," "spreadsheet presenting a proposed deal structure," and other, similar terms. Where you note that parties discussed certain items, such as additional materials, disclose the topics that were considered in those discussions.
FirstName LastNameKarl Brenza
17. You disclose that, "[o]n March 17, 2023, LS introduced Mr. Brenza to an advisor to
Comapany NameScanTech AI Systems Inc.
       ScanTech," and "Mr. Brenza and the advisor discussed ScanTech and decided to explore a
March potential
       18, 2024 business
                 Page 4 combination between Mars and ScanTech." Please identify the advisor.
FirstName LastName
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18.      We note your response to comment 20, including the following revised disclosure in your
         filing, related to the LOI:

         "It was subsequently agreed by the parties that this valuation would be increased to $110 million. A potential minimum cash provision was discussed by the parties, which the parties subsequently agreed to remove. The level of earn-out and equity incentive shares were discussed and it was agreed by the parties that both levels would be set at 10%.
         Finally, the board of directors structure was discussed and it was ultimately agreed that
         ScanTech would designate four (4) directors, Mars would designate two
(2) directors."

         Please revise your disclosure to clarify: (1) why the parties increased the valuation to $110 million; (2) why they removed the minimum cash condition; (3) how they arrived at an earnout level of 10%, and (4) how and why they determined the composition of the board.
         Make conforming changes throughout your filing, where you discuss meetings and key terms generally, to provide specific dates and topics of discussion at those meetings. For example, we note your disclosure that "[b]etween August 18 and September 3, 2023,
         Mars, ScanTech, VCL and EGS conducted conference calls to discuss open items, and traded drafts of the BCA and various ancillary agreements regarding
ScanTech   s debt
         summary, closing calculations and mechanics, earn-out provision, and certain of
         ScanTech   s representations, warranties and covenants."
19. You disclose on page 124 that "[b]etween May 23 and August 29, 2023, weekly all-hands calls were held and all key action items were discussed." Please revise your disclosure to discuss, where appropriate, the "key action items," including the timing and substance of meetings related to the discussions of these items.
20. We note your disclosure regarding the timing of discussions related to the forward purchase agreement. Please revise your disclosure to clarify why the parties determined to introduce and execute this agreement. Where you discuss negotiations related to this agreement, please revise your disclosure to discuss the substance of these negotiations, including the relevant positions of the parties and how the terms of the forward purchase agreement evolved in subsequent drafts.
21. Please revise your disclosure to discuss the negotiations related to the structure of the business combination, including the factors considered by the parties and the ultimate decision to structure the merger as a two-step merger, with Mars continuing as the surviving entity of the Purchaser Merger and ScanTech continuing as the surviving entity of the Company Merger. Please consider making changes to your graphics on page 30, to include a graphic depicting the organizational structure of the companies for each step of your business combination.
22. We note your disclosure that "[o]n July 23, 2023, EGS delivered to VCL a revised version of the draft BCA reflecting input received from ScanTech's positions on various open issues, including the consideration and payment mechanics, the structure of the proposed business combination, the earn-out provisions, the breadth of representations and
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         warranties, the outside date, certain termination provisions and certain other terms and
         conditions." Where you discuss drafts and revised drafts of the business combination agreement and related terms and input from the parties, please revise your disclosure to include specific details describing the parties' input and the terms in the relevant drafts.
23. We note your references to a fairness presentation and draft fairness opinion provided by
         Network 1. Please briefly discuss the items presented and provided in the presentation and draft opinion, respectively. In addition, please discuss the differences, if any, between the presentation and draft opinion compared to the final fairness opinion.
24.      We note your references throughout this section to "ScanTech   s
projections of purchase
         orders of Sentinel Scanners," and "ScanTech   s business plan and
expected purchase
         orders." Please revise your disclosure to briefly describe these projections and clarify whether they were included in or the same as the Certain Projected Financial Information contained in your filing and considered by Network 1 in issuing its fairness opinion.
25. We note your revised disclosure in response to comment 27, including that "Mars may take business opportunities away from Mars for their own benefit." Therefore, it appears that your charter waived the corporate opportunities doctrine. Here, and within your
         Interests of Mars' Directors section, please address this waiver by describing who at Mars
         "may take business opportunities away," and including a description of potential conflicts of interest related to this provision's waiver and whether it impacted your search for an acquisition target.
The Mars Board and Special Committee's Reasons for the Approval of the Business Combination, page 127

26. Please revise your filing to disclose how the comparable companies identified by Network
         1 were selected, how these companies helped determine ScanTech's valuation, and whether Network 1 elected to exclude any companies meeting the selection criteria from the analyses. In addition, disclose the "certain financial information" and "certain financial and operating information" for ScanTech and the comparable companies reviewed by
         Network 1 and explain how Network 1 considered this information in arriving at the enterprise valuation range for ScanTech of $310 million to $477 million. Also, disclose the qualitative judgments made by Network 1 and Mars with respect to the comparable companies analysis. Finally, please disclose the fixed fee paid to Network 1 in connection with its due diligence report.
Certain Projected Financial Information, page 132

27. Please revise your disclosure to fully describe the specific material assumptions underlying the projections and the specific limitations on the reliability of the projections.
         For example:

                You state on page 71 that you face intense competition and that your business is highly competitive. Please fully describe your specific consideration of competition
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              on your material assumptions, including its specific impact on revenue growth,
              assumed rates of market capture, and the ability to grow sales of your products in new geographic markets and enter into new distribution partnerships;

                Please identify and fully describe the specific, material assumptions underlying revenue growth from $2,006,190 to $475,111,690;

                Please identify and fully describe the specific, material assumptions underlying unit gross profit margin growth from 26% to 48%, and then remaining in the 40% range;
              and

                You disclose on page 71 the markets in which we plan to operate are characterized by rapidly changing customer needs and technology and our success depends on our ability to invest in and develop products that address such needs. Please explain why
              R&D expense is not significant relative to revenue and revenue growth in light of the environment in which you plan to operate.
28.      Please address the following related to your projected unit sales:

                You estimate significant growth for your unit sales beginning in 2023, with a significant increase in sales by FY2028. Given your disclosure that ScanTech has not generated any revenue from sales and your disclosure that, "[a]lthough ScanTech entered into purchase orders for 13 units in 2023, it did not meet its 2023 financial projections," please disclose how the board determined this sales growth was reasonable.

                You disclose that "[u]nit sales were projected for each territory based on assumed rates of market capture." Please disclose the projected unit sales for each territory, and clarify how each territory was selected, given that the company has generated no revenue from sales in any of these territories.

                Please revise your disclosure to include the estimated price per unit in both the passenger aviation and commercial infrastructure and cargo sectors, and provide the data and sources underlying your calculations of these estimates. Discounted Cash Flow Analysis, page 132

29. Your discussion of discounted cash flow refers to various estimates including "estimated future free cash flow projected for ScanTech from 2024-2028,"
"ScanTech   s estimated
         weighted average cost of capital (   WACC   )," and "terminal
valuation." Where you
         discuss these estimates and how to calculate them, provide the estimated values for
         ScanTech. Consider tabular disclosure, for clarity. In addition, where you disclose that
         Network 1 analyzed the estimated FCF projected for ScanTech from 2024-2028 and discounted this stream of cashflows back to a present value using ScanTech's WACC, please clarify how Network 1 used ScanTech' WACC to discount FCF.
Also, we note
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         your disclosure that "Network 1 derived a range of discount rates from
25% to 35% and a
         range of EBITDA exit multiples of 6x to 8x. Using these ranges of values and applying
         them to ScanTech   s estimated FCF through 2028 and EBITDA for 2028,
Network 1
         derived a range of enterprise values for ScanTech of between $585 million and
         $966 million." Please clarify how Network 1 arrived at the ranges noted above. In this regard, we note that the valuation range is relatively large, and much higher than the $110 million enterprise value negotiated by the parties.
Unaudited Pro Forma Condensed Combined Financial Information, page 165

30. We have reviewed your revised disclosure in response to prior comments 28 and 31.
         Please address the following:

                Please revise the audited and interim historical financial statements of Mars
              Acquisition Corp. and ScanTech Identification Beam Systems, LLC to include disclosure and any necessary accounting related to the September 4, 2023 Prepaid
              Forward Purchase Agreement since the periods of these financial statements include this date and they are both parties to the agreement;

                You state on page 168 that the prepaid forward purchase agreement was not a liability, as Pubco has no further obligation to either transfer assets or issue shares to
              RiverNorth. However, there is the obligation to transfer cash as set forth in section
              1(a)(i) of the agreement and in your disclosure. We also note from the Recitals that the purchase of the shares might occur prior to the closing of the Business
              Combination. Please revise your disclosure and accounting, as appropriate;

                You also state on page 168 that the embedded derivative was not bifurcated, and the full balance that would be prepaid to RiverNorth under each scenario was recorded as an asset. Please provide us an analysis of the application of ASC 480-10-30-5 which sets forth that equity shall be reduced by an amount equal to the fair value of the shares at inception;

                Please clarify the reason there is no adjustment for forward purchase shares assuming there is no additional redemptions and identify any terms in the agreement that correlate to this issue;

                Please clarify for us why the shares under the agreement are divided into Prepaid
              Forward Purchase Shares and Commitment Shares; and

                You state on page 176 that RiverNorth has no obligation to purchase the shares under the existing FPA. Please clarify your disclosure in adjustment A and throughout your filing to address this point. In addition, please clarify for us and in adjustment A the reason your pro forma adjustment is appropriate if there is no obligation to purchase the shares. Refer to Rules 11-01(a)(8) and 11-02(a)(6)(i)(A) of Regulation S-X.
 Karl Brenza
ScanTech AI Systems Inc.
March 18, 2024
Page 9
31. We defer review of your revised disclosure in response to prior comment 33 until the agreements are signed and the related disclosure in note G is finalized.
Information About ScanTech, page 192

32. We note your revised disclosure in response to comment 39, including that failing to receive certain certifications "would severely limit our opportunities in the aviation sector particularly in the U.S, and the European Union, and in other countries that have adopted these certifications," but that "other non-aviation infrastructure security sectors would not be significantly impacted since in general, they do not require TSA or ECAC certifications." To provide additional context for investors, please revise your disclosure to discuss how failing to get these certifications would impact your business as a whole, including whether you intend to focus on the aviation or non-aviation sectors moving forward. As a related matter, throughout your disclosure, including your summary and risk factors, when discussing certifications, trials, or regulatory approvals, please clearly indicate that ScanTech may never obtain the certifications, approvals, or clearances from the state or federal regulatory bodies discussed. Please ensure to discuss the potential impact and risks to ScanTech's business.
SENTINEL Scanner, page 193

33. We note your disclosure here comparing your SENTINEL scanner to "most CT security scanners." Please provide support for your statements about the other CT scanners on the market, or qualify your statements as management's opinions or beliefs. Where you provide comparative disclosure, such as installation and maintenance costs, reliability, and image quality, please provide sources for your statements about SENTINEL's performance compared to other scanners on the market and quantify maintenance costs, downtime, operating costs, and time to upgrade components of SENTINEL compared to other CT security scanners on the market. Define how you measure "superior" X-ray interrogation and material discrimination.
Industry Opportunity, page 196

34. We note the citations included in response to prior comment 42. The figures that are presented appear to reflect the global security screening market. Please clarify whether
       ScanTech views the global market as its potential market. If so, please include additional disclosure regarding regulations, business development, and partnerships for global sales.
FirstName LastNameKarl Brenza
       If not, please clarify how this information is relevant to the Company's current goals or
Comapany    NameScanTech
       remove                 AI Systems
                these statements.         Inc.object to disclosure presenting
market data relevant
                                  We do not
March to
       18,the Company's
           2024   Page 9 intended market.
FirstName LastName
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FirstName  LastNameKarl
ScanTech AI  Systems Inc.Brenza
Comapany
March      NameScanTech AI Systems Inc.
       18, 2024
March1018, 2024 Page 10
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FirstName LastName
Intellectual Property, page 199

35. We note that one of your patents, Patent No. 7,162,007, expired on February 6, 2024. If you have not renewed and have no intention of renewing this patent, please revise your disclosure to remove it from your registration statement. We further note your disclosure that your patents expiring soon "are no longer critical to the Company s current business,"
         and that "[y]our core fixed-gantry CT technology and current generation of SENTINEL
         CT Checkpoint Baggage Scanning Systems incorporate updated technology for which
         [you] intend to submit new patent applications." Please revise your disclosure to only include those patents material to the Company, and to disclose, if known, when you expect to submit new patent applications.
Government Regulation, page 200

36. Please provide a more detailed and complete discussion of the effects of existing or probable governmental regulations on the business. See Item 101(h)(4)(ix) of Regulation
         S-K.
Liquidity and Capital Resources, page 208

37. We note your disclosure on page 175 in the notes to your pro forma financial statements that "ScanTech is in the final stages of discussion to secure signed agreements, from holders of promissory indebtedness, that converts such indebtedness to common shares of
         PubCo upon the closing of the Business Combination;" and "[t]hese agreements exclude
         Seaport and Catalytic, which will be carrying forward its indebtedness under new terms reflected in a signed term sheet that has been disclosed as an exhibit to the Business
         Combination Agreement." First, please revise your disclosure of your liquidity and capital resources to discuss this promissory indebtedness and any related conversion of such indebtedness into equity. Second, please revise your disclosure to discuss the new terms of any agreement with Seaport and Catalytic, and discuss the impact of the judgment obtained by Catalytic on your liquidity.
Mars Acquisition Corp.
Financial Statements, page F-16

38. Please update the financial statements to present the quarter ended December 31, 2023.
39. Please remove the set of financial statements for the years ended September 30, 2022 and
         2021 as you have a set of financial statements for the years ended September 30, 2023 and
         2022.
ScanTech Identification Beam Systems, LLC
Financial Statements, page F-31

40. Please update the financial statements to present audited financial statements for the year ended December 31, 2023.
 Karl Brenza
ScanTech AI Systems Inc.
March 18, 2024
Page 11

       Please contact Jeanne Bennett at 202-551-3606 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

FirstName LastNameKarl Brenza                            Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameScanTech AI Systems Inc.
                                                         Services
March 18, 2024 Page 11
cc:       Fang Liu
FirstName LastName